Exhibit 4.1

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

of

SERIES E CONVERTIBLE PREFERRED STOCK OF CLEAN ENERGY TECHNOLOGIES, INC.

CLEAN ENERGY TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Nevada (the “Corporation” or “Company”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to authority of the Board of Directors as required by applicable law, and in accordance with the provisions of its certificate of incorporation and by-laws, has authorized and hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $0.001 per share (the “Preferred Stock”), and hereby states the designation and number of shares, and fixes the voting powers, designations, preferences, limitations, restrictions and relative rights thereof, as follows:

Capitalized terms used and not otherwise immediately defined are defined in Section 10 below.

1. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the “15% Series E Convertible Preferred Stock” (the “Series E Preferred Stock”) and the number of shares so designated shall be 3,500,000.

2. Stated Value; Dividends.

a. Stated Value. The par value of each issued share of Series E Preferred Stock shall be $0.001 per share, and the stated value of each issued share of Series E Preferred Stock shall be deemed to be $1.00 (the “Stated Value”).

b. Dividends. Before any dividends shall be paid or set aside for payment on any other class of security of the Corporation, each holder of the Series E Preferred Stock shall be entitled to receive dividends, in the manner provided herein, payable on the Stated Value of the Series E Preferred Stock at a rate of 15% per annum, which shall be cumulative and be due and payable in cash at the Corporation’s discretion, shares of Common Stock at the Series E Conversion Price on the Conversion Date (as defined below), or in shares of Common Stock at the Series E Conversion Price or cash on the Redemption Date (as defined below), in each case as provided below (the applicable date of payment, a “Dividend Date”). Such dividends shall accrue from the date of issue of each share of Series E Preferred Stock, whether or not declared, through the Dividend Date. If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date.

Dividends shall be payable to holders of record of the Series E Preferred Stock as they appear on the stock books of the Corporation on the Dividend Date.

Except as provided in the following paragraph, if the dividend on the Series E Preferred Stock shall not have been paid or set apart in full for the Series E Preferred Stock when payable, the aggregate deficiency shall be cumulative and shall be fully paid or set apart for payment before any dividends shall be paid upon or set apart for, or any other distributions paid made on, or any payments made on account of the purchase, redemption or retirement of, the Common Stock or any other Junior Securities. When dividends are not paid in full upon the shares or fractions of a share of Series E Preferred Stock and any shares pari passu with the Series E Preferred Stock, all dividends declared upon this Series E Preferred Stock and any other shares pari passu with the Series E Preferred Stock shall be declared, pro rata, so that the amount of dividends declared per share or fraction of a share on this Series E Preferred Stock and such other shares pari passu with the Series E Preferred Stock shall in all cases bear to each other the same rates that accrued dividends per share on the shares of Series E Preferred Stock and such other shares pari passu with the Series E Preferred Stock bear to each other.

3. Voting.

a. Voting Rights. Except as provided in Section 3(b) below or as required by law, holders of the shares of Series E Preferred Stock shall have the right to the number of votes equal to the number of Conversion Shares then issuable upon conversion of the Series E Preferred Stock held by such Holders, subject to the Beneficial Ownership Limitation (as defined in this certificate of designations (the “Certificate of Designations”)).

b. Limitations on Corporate Actions. Notwithstanding anything to the contrary in Section 3(a) above, as long as any shares of Series E Preferred Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote of the holders of no less than one hundred percent (100%) of the then-outstanding shares of Series E Preferred Stock (the “Requisite Holders”), consenting or voting (as the case may be) as a separate class from the Common Stock, either directly or by amendment, merger, consolidation or otherwise:

(i) amend its certificate of incorporation in any manner that adversely affects the rights of the Holders;

(ii) alter or change adversely the voting or other powers, preferences, rights, privileges, or restrictions of the Series E Preferred Stock contained herein or alter or amend this Certificate of Designations;

(iii) redeem, purchase or otherwise acquire directly or indirectly any Junior Securities or any shares pari passu with the Series E Preferred Stock;

(iv) directly or indirectly pay or declare any dividend or make any distribution in respect of, any Junior Securities, or set aside any monies for the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or any shares pari passu with the Series E Preferred Stock;

(v) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 4 below) senior to the Series E Preferred Stock; or

(vi) enter into any agreement with respect to any of the foregoing.

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4. Liquidation, Dissolution, or Winding-Down.

a. Payments to Holders of Series E Preferred Stock. Upon any liquidation, dissolution or winding-down of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be paid from the assets of the Corporation (including but not limited to the liquidation of such assets), before any payment shall be paid to the holders of Common Stock, or any other Junior Securities, an amount for each share of Series E Preferred Stock held by such holder equal to 125% of the Stated Value thereof plus any dividends accrued but unpaid thereon (such applicable amount payable with respect to a share of Series E Preferred Stock sometimes being referred to as the “Individual Series E Preferred Liquidation Preference Payment” and with respect to all shares of Series E Preferred Stock in the aggregate sometimes being referred to as the “Aggregate Series E Liquidation Preference Payment”). If, upon such liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets available to be distributed among the holders of shares of Series E Preferred Stock shall be insufficient to permit payment to the holders of Series E Preferred Stock of an aggregate amount equal to the Aggregate Series E Liquidation Preference Payment, then the holders of shares of Series E Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

b. Payments to Holders of Junior Securities. After the payment of all preferential amounts required to be paid to the holders of the Series E Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation senior to or on a parity with the Series E Preferred Stock, the holders of Junior Securities then outstanding shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders as otherwise set forth in the Corporation’s certificate of incorporation.

5. Conversion. The holders of Series E Preferred Stock shall have conversion rights as follows.

a. Optional Conversion. Each share of Series E Preferred Stock together with accrued but unpaid dividends thereon shall be convertible at the option of the Holder thereof, in whole or in part, at any time, without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value per share being converted plus accrued and unpaid dividends thereon by the Series E Conversion Price in effect at the time of conversion. The “Series E Conversion Price” per share of Common Stock shall be the Market Price (as defined in this Certificate of Designations), subject in each case to adjustment as provided in this Certificate of Designations. “Market Price” shall mean 80% of the lowest VWAP (as defined in this Certificate of Designations) on any Trading Day during the five (5) Trading Days prior to the respective Conversion Date. “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Quotestream or other similar quotation service provider designated by the Holder.

b.

c. Notice of Conversion. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series E Preferred Stock to be converted, the number of shares of Series E Preferred Stock owned prior to the conversion at issue, the number of shares of Series E Preferred Stock owned subsequent to the conversion at issue and the Conversion Date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers such Notice of Conversion to the Corporation. If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. To effect conversions of shares of Series E Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Series E Preferred Stock to the Corporation unless all of the shares of Series E Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series E Preferred Stock promptly following the Conversion Date at issue. Certificates representing the Series E Preferred Stock shall have the following legend:

THE HOLDER AND ANY ASSIGNEE OR TRANSFEREE, BY ACCEPTANCE OF THIS STOCK CERTIFICATE, ACKNOWLEDGE AND AGREE THAT, PURSUANT TO THE CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF THE SERIES E CONVERTIBLE PREFERRED STOCK, THE NUMBER OF SHARES REFLECTED ON THE FACE OF THIS CERTIFICATE MAY NOT BE THE ACTUAL NUMBER OF SHARES HELD BY THE HOLDER OR ASSIGNEE. PLEASE INQUIRE WITH THE CORPORATION AS TO THE ACTUAL NUMBER OF SHARES EVIDENCED BY THIS CERTIFICATE.

d. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series E Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors, or round-up to the next whole number of shares, at the Corporation’s option. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series E Preferred Stock the Holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

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e. Mechanics of Conversion.

i. Issuance of Common Stock upon Conversion. Not later than two (2) Trading Days after each Conversion Date (the “Share Delivery Date”), the Corporation shall issue, or cause to be issued, to the converting Holder the number of shares of Common Stock being acquired upon the conversion of shares of Series E Preferred Stock, in uncertificated book- entry form on the stock ledger of the Corporation’s Common Stock, and shall send to the registered holder of such shares of Common Stock any notice or statement required by the Nevada General Corporation Law. All shares of Series E Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Share Delivery Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor as provided herein, and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided herein. In addition to the foregoing, if on or prior to the Share Delivery Date, the Company shall fail to issue and deliver to the Holder such Conversion Shares on the Company’s share register or, if such Conversion Shares may be issued without restriction, credit the Holder’s balance account with DTC for the number of Conversion Shares to which the Holder is entitled upon the Holder’s exercise hereunder or pursuant to the Company’s obligation pursuant to clause (ii) below, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company, then the Company shall, within two (2) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other reasonable and customary out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to issue and deliver such Conversion Shares or credit such Holder’s balance account with DTC for such Conversion Shares (as applicable in Holder’s sole discretion) shall terminate, or (ii) promptly honor its obligation to issue and deliver to the Holder such Conversion Shares or credit such Holder’s balance account with DTC (as applicable in Holder’s sole discretion) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the closing sales price of the Common Stock on the date of exercise. Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver the Conversion Shares (or to electronically deliver such Conversion Shares) upon the conversion of the Series E Preferred Stock as required pursuant to the terms hereof.

ii. Obligation Absolute; Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Series E Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder.

f. Reservation of Shares Issuable upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series E Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series E Preferred Stock, not less than 300% of such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of all outstanding shares of Series E Preferred Stock (excluding the Beneficial Ownership Limitation) (the “Reserved Amount”). The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue in accordance with the terms herein, be duly authorized, validly issued, fully paid and non-assessable.

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g. Beneficial Ownership Limitations. Notwithstanding anything to the contrary contained herein, a Holder shall not have the right to convert any portion of the Series E Preferred Stock, to the extent that after giving effect to such issuance after conversion as set forth on the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any other Persons (as defined below) acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Holder’s Series E Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) conversion of the remaining, nonconverted portion of the Series E Preferred Stock beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 5(g), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Holder is solely responsible for any schedules required to be filed in accordance therewith. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 5(g), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding at the time of the respective calculation hereunder.

6. Certain Adjustments.

a. Subdivision or Combination of Stock, etc. If the Company, at any time, (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any Common Stock Equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Series E Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to the immediately preceding sentence shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. “Common Stock Equivalents” means any securities of the Company or the Company’s subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

b. Reorganization, Reclassification, Consolidation, Merger or Sale. At any time while the Series E Preferred Stock is outstanding, if any recapitalization, reclassification or reorganization of the capital stock of the Corporation, or any consolidation or merger of the Corporation with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an “Organic Change”), then lawful and adequate provisions shall be made by the Corporation whereby the Holders shall thereafter have the right to purchase and receive (in lieu of the shares of the Common Stock of the Corporation immediately theretofore purchasable and receivable upon the conversion of the Series E Preferred Stock) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full conversion of the Series E Preferred Stock (excluding the Beneficial Ownership Limitation). In the event of any Organic Change, appropriate provision shall be made by the Corporation with respect to the rights and interests of the Holders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Series E Conversion Price) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the conversion thereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to each Holder at the last address of such Holder appearing on the books of the Corporation, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Corporation shall cause to be mailed to each Holder at its last address as it shall appear on the books and records of the Corporation, at least ten (10) calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares for securities, cash, or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Each Holder is entitled to convert such Holder’s Series E Preferred Stock during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law.

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c. Dilutive Issuance. If the Corporation, at any time while any of the Series E Preferred Stock remain unconverted, issues, sells or grants any option to purchase, or sells or grants any right to reprice, or otherwise disposes of, or issues, any Common Stock or other securities convertible into, exercisable for, or otherwise entitle any person or entity the right to acquire, shares of Common Stock (including, without limitation, upon conversion of any convertible notes or warrants outstanding as of or following the Original Issue Date), in each or any case at an effective price per share that is lower than the then Series E Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (it being agreed that if the holder of the Common Stock or other securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Series E Conversion Price, such issuance shall be deemed to have occurred for less than the Series E Conversion Price on such date of the Dilutive Issuance), then the Series E Conversion Price shall be reduced, at the option of the Holder, to a price equal the Base Conversion Price. Such adjustment shall be made whenever such Common Stock or other securities are issued.

d. Adjustment to Series E Conversion Price. The calculation of the Series E Conversion Price shall be adjusted consistent with the provision of this Section 6 should any of the events described in this Section 6 take place. Upon the occurrence of each adjustment or readjustment pursuant to this Section 6, the Corporation at its expense shall, within three (3) calendar days of the occurrence of the respective event described in this Section 6, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the conversion of the Series E Preferred Stock.

7. Optional Redemption. Shares of the Series E Preferred Stock shall be redeemable, in whole or in part, at the option of the Corporation, by resolution of its Board of Directors, in cash, at any time, subject to the Redemption Notice requirements below, at a price per share equal to 125% of the Stated Value plus the amount of accrued but unpaid dividends thereon. The Corporation may undertake multiple partial redemptions. The Corporation shall provide written notice to all holders of record of shares of Series E Preferred Stock specifying the time (the “Redemption Date”) and place of such redemption (the “Redemption Notice”), at their respective addresses as the same shall appear on the stock books of the Corporation, but no failure on the part of the shareholder to receive such notice and no defect in the wording of the notice shall affect the validity of the proceedings adopted with respect to the redemption of any such shares. The Redemption Notice shall be given not less than five (5) Trading Days prior to the Redemption Date. After the Corporation has furnished its Redemption Notice, each holder of shares of Series E Preferred Stock called for redemption may, on or before the close of the last business day preceding the designated Redemption Date, convert such shares into shares of Common Stock in accordance with the conversion privileges set forth herein. Unless the Corporation has first obtained the written consent of the Requisite Holders, the Corporation and each Subsidiary shall not, at any time on or after the Original Issue Date, issue any securities (including but not limited to equity and debt securities) for consideration (including but not limited to cash proceeds) of more than $5,000,000.00 (the “Minimum Threshold”) in the aggregate. For the avoidance of doubt, each time that the Corporation or a Subsidiary receives consideration (including but not limited to cash proceeds) from any source or series of related or unrelated sources on or after the Original Issue Date from the issuance of any securities (including but not limited to equity and debt securities), such amount shall be aggregated together for purposes of calculating the Minimum Threshold. Notwithstanding anything to the contrary herein, proceeds received by the Corporation pursuant to an “at-the-market offering” with a registered broker-dealer, whereby such registered broker-dealer is acting as principal in the purchase of Common Stock from the Corporation, shall not count towards the Minimum Threshold.

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8. Status of Series E Preferred Stock Converted or Reacquired. Shares of Series E Preferred Stock converted into Common Stock or reacquired by the Corporation in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of Nevada) have the status of authorized and unissued shares of the class of Preferred Stock undesignated as to series, and may be redesignated and reissued as part of any series of the preferred stock.

9. Restricted Transactions. So long as any of the Series E Preferred Stock remain unconverted, the Corporation shall not, without written consent from the Requisite Holders, enter into any transaction or arrangement (i) structured in accordance with, based upon, or related or pursuant to, in whole or in part, Section 3(a)(l0) of the Securities Act (a “3(a)(l0) Transaction”), (ii) that involves the sale, lease, or other disposition of any significant portion of its assets outside the ordinary course of business (each a “Sale of Assets”), or (iii) that involves any merchant cash advance transactions, sale of receivables, or other similar transaction (each a “Receivables Sale”).

10. Definitions. As used herein, the following terms shall have the following meanings:

a.	“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to a Holder, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

b.	“Business Day” means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

c.	“Common Stock” means the Corporation’s common stock, par value $0.001 per share.

d.	“Common Stock Equivalents” means any securities of the Corporation which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

e.	“Conversion Date” with respect to any share of Series E Preferred Stock means any day on which such share is to be converted into common stock pursuant to Section 5.

f.	“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series E Preferred Stock in accordance with the terms hereof.

g.	“Holder” means a holder of Series E Preferred Stock.

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h.	“Junior Securities” means the Common Stock and all other securities of the Corporation, including Common Stock Equivalents of the Corporation, other than those securities which are explicitly senior or pari passu to the Series E Preferred Stock in dividend rights or liquidation preference.

i.	“Original Issue Date” the date the Corporation initially issues shares of Series E Preferred Stock, regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share.

j.	“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

k.	“Principal Market” shall mean the principal securities exchange or trading market where such Common Stock is listed or traded, including but not limited to any tier of the OTC Markets, any tier of the NASDAQ Stock Market (including NASDAQ Capital Market), or the NYSE American, or any successor to such markets.

l.	“SEC” means the United States Securities and Exchange Commission.

m.	“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

n.	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

o.	“Subsidiary” shall mean any corporation, association, partnership, limited liability company or other business entity of which more than fifty percent (50%) of the total voting power is, at the time, owned or controlled, directly or indirectly, by the Corporation or one or more of the other Subsidiaries of the Corporation or a combination thereof.

p.	“Trading Day” means any day on which the Common Stock is traded on the Principal Market.

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11. Governing Law. This Certificate of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Certificate of Designations shall be governed by, the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada. Any action brought by the Company concerning the transactions contemplated by this Certificate of Designations or any other agreement, certificate, instrument or document contemplated hereby shall be brought only in a state or federal court located in the State of Nevada. Any action brought by the Holder concerning the transactions contemplated by this Certificate of Designations or any other agreement, certificate, instrument or document contemplated hereby shall be brought only in either (a) a state or federal court located in the State of Nevada, or (b) a state or federal court located in the Commonwealth of Massachusetts. Notwithstanding anything in the foregoing to the contrary, nothing herein shall limit, or shall be deemed or construed to limit, the ability of the Holder to realize on any collateral or any other security, or to enforce a judgment or other court ruling in favor of the Holder, including through a legal action in any court of competent jurisdiction. The Company hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any objection to jurisdiction and venue of any action instituted hereunder, any claim that it is not personally subject to the jurisdiction of any such court, and any claim that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper (including but not limited to based upon forum non conveniens). THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTIONS CONTEMPLATED HEREBY. The Company irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Certificate of Designations or any other agreement, certificate, instrument or document contemplated hereby or thereby by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to Company at the address in effect for notices to it under this Certificate of Designations and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The prevailing party in any action or dispute brought in connection with this Certificate of Designations or any other agreement, certificate, instrument or document contemplated hereby or thereby shall be entitled to recover from the other party its reasonable attorney’s fees and costs. If any provision of this Certificate of Designations shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Certificate of Designations in that jurisdiction or the validity or enforceability of any provision of this Certificate of Designations in any other jurisdiction.

12. Events of Default. The occurrence of any of the following event(s) shall be deemed an “Event of Default”:

12.1 [Intentionally omitted].

12.2 Conversion and the Shares. The Corporation fails to reserve a sufficient amount of shares of Common Stock as required under the terms of this Series E Preferred Stock, fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Series E Preferred Stock, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Series E Preferred Stock as and when required by this Series E Preferred Stock, the Corporation directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) shares of Common Stock to be issued to the Holder upon conversion of or otherwise pursuant to this Series E Preferred Stock as and when required by this Series E Preferred Stock, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Series E Preferred Stock as and when required by this Series E Preferred Stock (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for two (2) business days after the Holder shall have delivered a Notice of Conversion. It is an obligation of the Corporation to remain current in its obligations to its transfer agent. It shall be an event of default of this Series E Preferred Stock, if a conversion of this Series E Preferred Stock is delayed, hindered or frustrated due to a balance owed by the Corporation to its transfer agent. If at the option of the Holder, the Holder advances any funds to the Corporation’s transfer agent in order to process a conversion, such advanced funds shall be paid by the Corporation to the Holder within five (5) business days, either in cash or as an addition to the balance of the Stated Value of the Series E Preferred Stock, and such choice of payment method is at the discretion of the Corporation.

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12.3 Breach of Covenants. The Corporation breaches any material covenant or other material term or condition contained in the rights and designations of this Series E Preferred Stock and any collateral documents and such breach continues for a period of three (3) days after written notice thereof to the Corporation from the Holder or after five (5) days after the Corporation should have been aware of the breach.

12.4 Breach of Representations and Warranties. Any representation or warranty of the Corporation made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Series E Preferred Stock.

12.5 Receiver or Trustee. The Corporation or any subsidiary of the Corporation shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

12.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Corporation or any subsidiary of the Corporation or any of its property or other assets for more than $100,000, and shall remain unvacated, unbonded or unstayed for a period of ten (10) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

12.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Corporation or any subsidiary of the Corporation.

12.8 Delisting of Common Stock. The Corporation shall fail to maintain the listing of the Common Stock on The Nasdaq Capital Market.

12.9 Failure to Comply with the Exchange Act. The Corporation shall fail to comply with the reporting requirements of the Exchange Act (including but not limited to becoming delinquent in its filings), and/or the Corporation shall cease to be subject to the reporting requirements of the Exchange Act.

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12.10 Liquidation. Any dissolution, liquidation, or winding up of Corporation or any substantial portion of its business.

12.11 Cessation of Operations. Any cessation of operations by Corporation or Corporation admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Corporation’s ability to continue as a “going concern” shall not be an admission that the Corporation cannot pay its debts as they become due.

12.12 Financial Statement Restatement. The Corporation replaces its auditor, or any restatement of any financial statements filed by the Corporation with the SEC for any date or period from two years prior to the Original Issue Date of the Series E Preferred Stock and until this Series E Preferred Stock is no longer outstanding, if the result of such restatement would, by comparison to the unrestated financial statement, have constituted a material adverse effect on the rights of the Holder with respect to this Series E Preferred Stock.

12.13 Replacement of Transfer Agent. In the event that the Corporation replaces its transfer agent, and the Corporation fails to provide prior to the effective date of such replacement, a fully executed irrevocable transfer agent instructions (including but not limited to the provision to irrevocably reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent to Corporation and the Corporation that reserves the greater of (i) total amount of shares previously held in reserve for the Series E Preferred Stock with the Corporation’s immediately preceding transfer agent and (ii) the Reserved Amount.

12.14 Cross-Default. Notwithstanding anything to the contrary contained in this Series E Preferred Stock or the other related or companion documents, a breach or default by the Corporation of any covenant or other term or condition contained in any of the other financial instrument, including but not limited to all convertible promissory notes, currently issued, or hereafter issued, by the Corporation, to the Holder or any 3rd party (the “Other Agreements”), after the passage of all applicable notice and cure or grace periods, shall, at the option of the Holder, be considered a default with respect to the Series E Preferred Stock, in which event the Holder shall be entitled to apply all rights and remedies of the Holder under the terms of the rights and designations of the Series E Preferred Stock by reason of a default under said Other Agreement or hereunder.

12.15 Inside Information. Any attempt by the Corporation or its officers, directors, and/or affiliates to transmit, convey, disclose, or any actual transmittal, conveyance, or disclosure by the Corporation or its officers, directors, and/or affiliates of, material non-public information concerning the Corporation, to the Holder or its successors and assigns, which is not immediately cured by Corporation’s filing of a Form 8-K pursuant to Regulation FD on that same date.

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12.16 Prohibition on Variable Rate Transactions. If, at any time while any of the Series E Preferred Stock are issued and outstanding, the Corporation effects or enters into an agreement involving a Variable Rate Transaction (as defined herein) without written consent of the Requisite Holders, unless (i) the Corporation is permitted to redeem the Series E Preferred Stock in cash at the time of the effectuation or entrance into the respective Variable Rate Transaction and (ii) the Corporation redeems the Series E Preferred Stock, pursuant to the terms of the Series E Preferred Stock, in cash at the time of the effectuation or entrance into the respective Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price.

Upon the occurrence of any Event of Default specified in this Sections 12, the Corporation shall pay to the Holder, in full satisfaction of its obligations under the Series E Preferred Stock, an amount equal to 150% multiplied by the then aggregate Stated Value of all of the Series E Preferred Stock plus unpaid dividends, if any, plus any amounts owed to the Holder pursuant to any other section of the rights and designations of the Series E Preferred Stock (collectively, in the aggregate of all of the above, the “Default Amount”), all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity. The Holder shall have the right at any time, to require the Corporation, to immediately issue, the number of shares of Common Stock of the Corporation equal to the Default Amount divided by the Series E Conversion Price then in effect, subject to issuance in tranches due to the beneficial ownership limitations contained in the rights and designations of this Series E Preferred Stock.

13. Terms of Future Financings. So long as the Series E Preferred Stock are outstanding, upon any issuance by the Corporation or any of its subsidiaries of any security, or amendment to a security that was originally issued before the Original Issue Date, with any term that the Requisite Holders reasonably believe is more favorable to the holder of such security or with a term in favor of the holder of such security that the Requisite Holders reasonably believe was not similarly provided to the Holders in this rights and designations of the Series E Preferred Stock, then (i) the Corporation shall notify each Holder of such additional or more favorable term within one (1) business day of the issuance and/or amendment (as applicable) of the respective security, and (ii) such term, at Requisite Holders’ option, shall become a part of Certificate of Designations (regardless of whether the Corporation complied with the notification provision of this Section 14). The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing redemption rate and dividend rates.

14. Piggyback Registration of Shares. If at any time the Company shall determine to prepare and file with the Commission a registration statement (a “Registration Statement”) relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with stock option or other employee benefit plans, the Company shall send to each Holder written notice of such determination and, if within thirty (30) days after receipt of such notice, or within such shorter period of time as may be specified by the Company in such written notice as may be necessary for the Company to comply with its obligations with respect to the timing of the filing of such Registration Statement, any such holder shall so request in writing (which request shall specify the Common Stock issuable upon conversion of the Series E Preferred Stock (excluding the Beneficial Ownership Limitation) (the “Registration Shares”) intended to be disposed of by such holders, if any), the Company will cause the registration under the Registration Statement under the Securities Act of all the Registration Shares which the Company has been so requested to register by the Holder.

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15. Shareholder Approval. “Shareholder Approval” means the approval of the holders of a majority of the Company’s outstanding voting Common Stock or a sufficient amount of holders of the Company’s Common Stock to satisfy the shareholder approval requirements for such action as provided in Nasdaq Rule 5635(e), to effectuate the issuance of all of the Common Stock underlying the Series E Preferred Stock and accrued dividends thereunder, in excess of 7,000,000 shares of Common Stock (the “Exchange Cap”, subject to appropriate adjustment for any stock dividend, stock split, stock combination, rights offerings, reclassification or similar transaction that proportionately decreases or increases the Common Stock). Each of the Holders are entitled to a pro-rated portion of the Exchange Cap based upon the number of Series E Preferred Stock issued to such Holders. The Company shall hold a special meeting of shareholders on or before the date that is ninety (90) calendar days after the date that the Exchange Cap is reached for any Holder, for the purpose of obtaining the Shareholder Approval, with the recommendation of the Company’s Board of Directors that such proposal be approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal. The Company shall use its reasonable best efforts to obtain such Shareholder Approval. If the Company does not obtain Shareholder Approval at the first meeting, the Company shall call a meeting as often as possible thereafter to seek Shareholder Approval until the Shareholder Approval is obtained. Until such approval is obtained, the Holders shall not be issued in the aggregate, upon conversion of the Series E Preferred Stock and accrued dividends thereunder, shares of Common Stock in an amount greater than the Exchange Cap. In the event that a Holder shall sell or otherwise transfer any of the Series E Preferred Stock, the transferee shall be allocated a pro rata portion of the Exchange Cap, and the restrictions herein shall apply to such transferee with respect to the portion of the Exchange Cap allocated to such transferee.

16. Severability. If any word, phrase, provision or clause of this Certificate of Designation is deemed to be invalid, illegal, or unenforceable, only such specific content shall be deemed stricken from this Certificate of Designation and all remaining language, content, rights, restrictions and privileges of this Certificate of Designation shall remain in effect. If any word, phrase, provision or clause of this Certificate of Designation is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

[SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, this Certificate of Designations, Preferences and Rights of Series E Preferred Stock has been executed by a duly authorized officer of the Corporation on October 26, 2023.

CLEAN ENERGY TECHNOLOGIES, INC.

By:	/s/ Kambiz Mahdi
Name:	Kambiz Mahdi
Title:	Chief Executive Officer

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES E PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series E Preferred Stock indicated below into shares of common stock, $0.001 par value per share (the “Common Stock”), of CLEAN ENERGY TECHNOLOGIES, INC., a Nevada corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: ____________________________________________________________

Number of shares of Series E Preferred Stock owned prior to Conversion: _________________________

Number of shares of Series E Preferred Stock to be Converted: _________________________________

Stated Value of shares of Series E Preferred Stock to be Converted: ______________________________

Amount of accrued and unpaid dividends: ________________________________________________

Applicable Conversion price: __________________________________________________________

Number of shares of Series E Preferred Stock to be owned subsequent to Conversion: ________________

[HOLDER]

Name:
Title: